Mail Stop 3561

April 8, 2008

Ronald S. Milstein, Esq.
Senior Vice President, Legal and External Affairs, General Counsel and Secretary
Lorillard, Inc.
714 Green Valley Road
Greensboro, North Carolina 27408-7018

Re: Lorillard, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed March 26, 2008
File No. 333-149051

Dear Mr. Milstein,

        We have reviewed your responses to the comments in our letter dated March 3, 2008 and have the following additional comments.

Registration Statement

General

1. We note your response to our prior comment 3; however, we still do not understand the purpose of maintaining 2 separate forms of prospectus. Considering that the shareholders considering the separation, exchange and distribution should have all material information about each of the steps in the transactions, please provide your analysis of why an investment decision does not require all of the information contained in both forms of prospectus. Please revise to create a single prospectus or advise.

2. Revise in appropriate areas of your disclosure to clearly discuss how you expect the separation to impact each party's exposure to liability in connection with the tobacco litigation. Your disclosure should discuss whether you believe that Loews is currently at risk to pay damages in connection with the litigation and your expectations as to that exposure after the transactions are completed.

Summary, page 1

3. Please define capitalized terms the first time they are used. We refer to the use of the term "State Settlement Agreements" in the fourth paragraph on page 1.

Risk Factors, page 9

4. Include a risk factor discussing the fact that you do not have a written agreement with your largest customer, McLane Company, Inc.

Transaction Background, page 20

5. Revise significantly to discuss the first consideration by Loews' board of the transaction, whether it occurred at the time of the creation of the tracking stock or otherwise, addressing the original reasons for considering the separation of Loews and Lorillard. Your present disclosure merely states that the board began considering the transactions because they are permitted by the Loews articles of incorporation, but does not state why the board began to contemplate the transactions.

6. Please revise your disclosure to eliminate generic references to discussions or meetings; instead describe the substance of those discussions or meetings and times in more detail. Avoid terms such as "following" in favor of specific dates. Further, please identify the persons involved in each discussion or meeting, rather than using terms like "senior management" "management," "outside counsel" or "parties.

7. Revise to address all material benefits and risks considered by the board, as more clearly identified in certain of the supplemental materials provided.

8. Revise to discuss each alternative structure, if any, considered by the board and address why such alternatives were rejected.

9. Revise the last 3 bullet points on page 20 to discuss the reasons why management of Loews feels that these benefits will accrue.

Contractual Cash Payment Obligations, page 39

10. We note your response to our prior comment 27. In addition to disclosing the adjusted payment amounts, please revise to also disclose your base payment obligations under the State Settlement Agreements.

Raw Materials and Manufacturing, page 45

11. We note your response to our prior comment 31. For purposes of clarity, consider revising to disclose the percentage of your leaf tobacco that is domestic and the percentage that is foreign grown.

Financial Statements

Report of Independent Registered Accounting Firm, page F-2

12. We note your responses to our prior comment numbers 43 and 60. As previously requested, revise to remove the restrictive legends that precede the report and consent of the independent registered accounting firm prior to the planned effectiveness of the Company's Form S-4 registration statement.

Consolidated Statements of Cash Flows, page F-6

13. We note that for the year ended December 31, 2007 net cash provided by operating activities includes $72 million categorized as "other." Please revise to separately present any material amounts included in this "other" category as separate line items on the face of the statements of cash flows.

Notes to the Financial Statements

Other Investments, page F-8

14. We note your disclosure that during the fourth quarter of 2007, you notified certain limited partnerships of your intention to liquidate your position as of December 31, 2007, and accordingly recorded a receivable of $198 million for the amount you expect to receive. Please explain to us and disclose in the notes to the financial statements, how you calculated or determined the amount of the receivable recorded. Also, please explain why you believe collection of this receivable is reasonably assured.

Tobacco Settlement Costs, page F-8

15. We note from your response to our prior comment 51 that you revised your disclosure in Note 1 so the amounts are consistent with the disclosure in Note 9. However, we do not believe that you have fully responded to our prior comment. As previously requested, please explain when these amounts are paid and indicate the nature of the remaining settlement cost liability on the balance sheets as of December 31, 2007 and 2006.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3412 with any other questions.

Regards,

Amanda McManus
Branch Chief

cc: Gregory A. Fernicola, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        via facsimile: (212) 735-2000